                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996

Commission File Number 0-11688

A.       American Ecology Corporation Retirement Plan

B.       American Ecology Corporation
         805 W Idaho Suite 200
         Boise ID 83702





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   American Ecology Corporation Retirement Plan



Date  June 27, 1997                /s/ R.S. Thorn
                                   -------------------------------
                                   R.S. Thorn
                                   Plan Administrator

                              FINANCIAL STATEMENTS

                                    --------

                          AMERICAN ECOLOGY CORPORATION
                                RETIREMENT PLAN

                                    --------

                    DECEMBER 12, 1996 AND DECEMBER 31, 1995

TABLE OF CONTENTS


                                                                      Page No.
                                                                      --------


INDEPENDENT AUDITORS' REPORT ....................................        1

FINANCIAL STATEMENTS

    Statement of Net Assets Available for Benefits...............        3

    Statement of Changes in Net Assets Available
      for Benefits...............................................        4

    Notes to Financial Statements................................        5

SUPPLEMENTAL INFORMATION

    Item 27d - Schedule of Reportable Transactions...............       13

                          INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
American Ecology Corporation Retirement Plan

We have audited the accompanying statement of net assets available for benefits of American Ecology Corporation Retirement Plan as of December 12, 1996 and December 31, 1995 and the related statement of changes in net assets available for benefits for the period January 1, 1996 through December 12, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Ecology Corporation Retirement Plan as of December 12, 1996 and December 31, 1995 and the changes in net assets available for benefits for the period January 1 through December 12, 1996 in conformity with generally accepted accounting principles.

To the Administrative Committee
American Ecology Corporation Retirement Plan
Page 2


Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ D. Jae Hallett
---------------------------------
by D. Jae Hallett, Partner
BALUKOFF, LINDSTROM & CO., P.A.
Boise, Idaho
June 20, 1997

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 As of December 12, 1996 and December 31, 1995



ASSETS
                                                          1996           1995
                                                       ----------     ----------
Cash                                                   $     --       $  101,795
Interest receivable                                          --              160

Investments, at fair value
   Equity investment funds                                   --        3,670,219
   Common stock of American Ecology Corporation              --           26,556
   Bond fund                                                 --          470,723
   Money market fund                                         --          365,492
   Common collective trust                                   --           18,653
Investment in guaranteed interest accounts, at
      contract value                                         --          631,937
                                                       ----------     ----------

                            TOTAL INVESTMENTS                --        5,183,580

Employer contributions receivable                            --           84,509
                                                       ----------     ----------

                            TOTAL ASSETS                     --        5,370,044

LIABILITIES

Administrative expenses payable                              --           30,130
                                                       ----------     ----------

                            TOTAL LIABILITIES                --           30,130
                                                       ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS                      $     --       $5,339,914
                                                       ==========     ==========



                             See accompanying notes

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
             PERIOD FROM JANUARY 1, 1996 THROUGH DECEMBER 12, 1996


ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Investment income
      Net appreciation in fair value of investments           $   403,570
      Interest                                                     39,798
      Dividends                                                   162,803
                                                              -----------

                                  TOTAL ADDITIONS                 606,171

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Withdrawals and benefit payments                             1,271,416
   Administrative expenses and other                               18,602
   Plan merger with American Ecology Corporation
     401(k) Savings Plan                                        4,656,067
                                                              -----------

                                  TOTAL DEDUCTIONS              5,946,085
                                                              -----------
NET DECREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                                      (5,339,914)

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF PERIOD                                          5,339,914
                                                              -----------
NET ASSETS AVAILABLE FOR BENEFTS,
   END OF PERIOD                                              $      --
                                                              ===========



                             See accompanying notes

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                    December 12, 1996 and December 31, 1995

NOTE A - DESCRIPTION OF THE PLAN

General

American Ecology Corporation Retirement Plan ("the Plan"), was adopted effective January 1, 1972, as a defined contribution plan, and was amended and restated to its present form effective March 23, 1987. The Plan covers all employees of American Ecology Corporation and its subsidiaries ("the Company"), hired in a job category which will result in 1,000 hours of service during any consecutive 12-month period and who have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan.

An administrative committee, appointed by the board of directors of the Company, is responsible for the general administration of the Plan. The administrative committee appoints a member of the administrative committee to serve as Plan administrator. The administrative committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan. Prior to May 1, 1995, the administrative committee appointed three employees of the Company as trustees who had the authority to control the assets of the Plan in accordance with the terms of the Plan. During this period, Alex Brown & Sons Incorporated (Alex Brown) was appointed as custodian of the Plan's assets authorizing Alex Brown to manage the Plan's assets. During the period May 1, 1995 through November 20, 1996 the administrative committee appointed Hand and Associates as recordkeeper and American Industries Trust Company as trustee of the plan. As plan trustees, American Industries Trust Company had the authority to control the assets of the Plan in accordance with the terms of the Plan.

Effective November 20, 1996, the administrative committee appointed PGG & R as plan administrator, Manulife Financial as recordkeeper of the plan, and Fleet Investment Advisors as the trustee of the Plan. As plan trustees, Fleet Investment Advisors has the authority to control the assets of the Plan in accordance with the terms of the Plan.

Contributions

Effective December 31, 1995, the Plan was amended to provide that participants would not earn additional benefits under the Plan, Company contributions would not be made, and employees would not be eligible to become participants in the Plan on or after December 31, 1995.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                    December 12, 1996 and December 31, 1995

Prior to January 1, 1996, the Company made a basic contribution equal to 5 percent of compensation below the prior year's FICA wage base plus a contribution equal to 10 percent of compensation above the prior year's FICA wage base, and a past service contribution, as defined, for each participant who is an active participant on the contribution date. Additionally, active participants could make voluntary after-tax contributions up to 10 percent of their compensation, as defined. Voluntary contributions were made in accordance with procedures and limitations set up by the Plan administrator.

Plan Amendment

Effective November 20, 1996, the Plan merged with the American Ecology Corporation 401(k) Savings Plan and Trust into a single plan known exclusively as the American Ecology Corporation 401(k) Savings Plan. Transfer of Plan assets of $4,656,067 occurred on December 12, 1996.

Vesting

Employee contributions and the earnings associated therewith are 100 percent vested for each participant. Participants are vested in the Company's basic and supplemental contributions and earnings thereon at a rate of 20 percent in the first year of service anniversary and an additional 20 percent after completing each year of service after each anniversary. The Plan provides for participants to be fully vested upon death, permanent disability or the attainment of age 55.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the following seven investment options:

    Templeton Foreign Fund - seeks capital growth by investing in stocks and debt obligations of companies and governments principally outside the United States.

    Fidelity OTC Portfolio - seeks capital growth by investing primarily in securities traded in the over-the-counter securities market.

    Fidelity Advisor Equity Growth Fund - seeks capital growth by investing in common stock, preferred stock, and securities convertible to common stock with above average growth statistics.

    Phoenix Balanced Fund - seeks capital growth and conservation of capital by investing in common stocks and fixed-income securities such as U.S. Treasury obligations.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                    December 12, 1996 and December 31, 1995

    Scudder Short-Term Bond Fund - seeks high level of income consistent with a high degree of principal stability by investing in high quality short-term bonds, including U.S. government securities and corporate debt securities.

    Alex Brown Cash Reserve Fund Prime Series - seeks preservation of capital and liquidity by investing in money market investments, including U.S. Treasury obligations.

    American Ecology Corporation Common Stock - invests in common stock of American Ecology Corporation.

Prior to January 1993, the Company had entered into a group annuity contract with Principal Mutual Life Insurance Company ("PMLIC"). The Company and participants had several investment options under this contract and had utilized guaranteed interest accounts which bear interest at a rate in effect at the date of contribution as determined by PMLIC (composite rate of 8.39% at December 31, 1995) and mature through December 31, 1997. The balances in the guaranteed interest accounts will remain in such accounts until maturity or withdrawal by the employee.

Participant Accounts

Each participant's account is credited with the Company's contributions and the Company's matching contributions. Dividend and interest income is allocated quarterly to participants' accounts based upon their pro-rata share of the equity in each investment fund before such allocation. Forfeitures of terminated participants' nonvested benefits are applied to pay administrative expenses and reduce the Company's contributions to the Plan. Forfeitures were utilized during fiscal 1996 and 1995 to pay administrative expenses.

Payment of Withdrawals and Benefits

Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in the form of either a lump-sum distribution or fixed period annuities.

Terminated employees who have a vested balance greater than $3,500 and current employees who have discontinued contributions to the Plan are not required to withdraw amounts from their Plan accounts.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                    December 12, 1996 and December 31, 1995

Expenses

Expenses of administering the Plan are the responsibility of the Plan. During the year ended December 31, 1995, $30,130 of administrative expenses were paid by the Company on behalf of the Plan and are to be reimbursed by the Plan. These amounts are included in administrative expenses payable. During the period ended December 12, 1996, the Plan paid the $30,130 accounts payable and $18,602 of other administrative expenses.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured and quoted market prices in active markets or by the contracted price. Investment income is recorded as earned.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results may differ from those estimates.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                    December 12, 1996 and December 31, 1995

NOTE C - GUARANTEED INTEREST ACCOUNTS

The guaranteed interest accounts held by the Plan are as follows:


                                                    December 12,   December 31,
                                                   ----------------------------
                                                        1996          1995
                                                   ----------------------------
Guaranteed interest account with interest at
    rate in effect at date of contribution
    (rate of 8.01% at December 31, 1995),
    maturing on December 31, 1995                  $       --       $ 11,616

Guaranteed interest account with interest at
    rate in effect at date of contribution
    (rate of 6.57% at December 31, 1995),
    maturing on December 31, 1996                          --         49,284

Guaranteed interest account with interest at
    rate in effect at date of contribution
    (rate of 8.53% at December 31, 1995)
    maturing on December 31, 1997                          --        571,037
                                                   ------------     --------

                                                   $       --       $631,937
                                                   ============     ========

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 7, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 12, 1996 and December 31, 1995.

NOTE E - PLAN SPONSOR GOING CONCERN

The Company issued its latest audited financial statements as of December 31, 1996. Included in the independent auditor's report was a paragraph regarding the substantial doubt about the Company's ability to continue as a going concern. Failure of the Company to continue as a going concern could ultimately affect the Plan and the American Ecology Corporation 401(k) Savings Plan.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                    December 12, 1996 and December 31, 1995

NOTE F - PARTICIPANT DIRECTED FUNDS

Following is the Statement of Changes in Net Assets Available for Benefits by Fund at December 12, 1996:

                 American Ecology Corporation Retirement Plan
                      Statement of Changes in Net Assets
           For the period January 1, 1996 through December 12, 1996





                                                                                  Participant Directed
                                   ---------------------------------------------------------------------------------------------
                                     Templeton      Fidelity        Fidelity        Phoenix            Scudder
                                      Foreign         OTC           Advisors        Balanced         Short-term         Alex
                                       Fund         Portfolio     Equity Growth       Fund            Bond Fund         Brown
                                   ---------------------------------------------------------------------------------------------
Additions

Investment income (loss)
  Net appreciation (loss)            $ 56,680       $ 102,488      $   208,835     $    62,830      $    (9,214)     $       -
  Interest                                -               -                -               -                -
  Dividends                            28,087          66,876            7,081          19,560           24,303           16,884
                                   ---------------------------------------------------------------------------------------------
Subtotal                               84,767         169,364          215,916          82,390           15,089           16,884

Contributions
  Employer                             12,806          13,870           25,334          12,669            6,383           10,917
                                   ---------------------------------------------------------------------------------------------
Total additions                        97,573         183,234          241,250          95,059           21,472           27,801

Deductions
  Withdrawals and benefit payments    155,587         204,670          326,983         236,100          110,845           77,926
  Administrative expenses                 -               -                -               -                -                -
  Interfund transfers and
     plan merger                      487,882         761,594        1,249,794         864,725          381,350          315,367
                                   ---------------------------------------------------------------------------------------------
Total deductions                      643,469         966,264        1,576,777       1,100,825          492,195          393,293

Net decrease during period           (545,896)       (783,030)      (1,335,527)     (1,005,766)        (470,723)        (365,492)

Net assets available for
  benefits beginning of period        545,896         783,030        1,335,527       1,005,766          470,723          365,492
                                   ---------------------------------------------------------------------------------------------
Net assets available for
  benefits end of period             $    -         $     -        $       -       $       -        $       -        $       -
                                   =============================================================================================

                                                                                         Non-
                                                                                      participant
                                                   Participant Directed                Directed
                                       --------------------------------------------  -------------
                                         American                                      Guaranteed
                                         Ecology        Short-term                      Interest
                                          Common         Income             Other       Accounts         Total
                                       --------------------------------------------  -------------    -----------
Additions

Investment income (loss)
  Net appreciation (loss)              $   (18,049)     $     -         $      -        $     -       $   403,570
  Interest                                     -            1,487             (160)        38,471          39,798
  Dividends                                     12            -                -              -           162,803
                                       -----------------------------------------------------------    -----------
Subtotal                                   (18,037)         1,487             (160)        38,471         606,171

Contributions
  Employer                                   2,530            -            (84,509)           -               -
                                       -----------------------------------------------------------    -----------
Total additions                           ( 15,507)         1,487          (84,669)        38,471         606,171

Deductions
  Withdrawals and benefit payments           2,381            -                -          156,924       1,271,416
  Administrative expenses                      -              -             18,602            -            18,602
  Interfund transfers and
     plan merger                             8,668         20,140           53,063        513,484       4,656,067
                                       -----------------------------------------------------------    -----------
Total deductions                            11,049         20,140           71,665        670,408       5,946,085

Net decrease during period                 (26,556)       (18,653)        (156,334)      (631,937)     (5,339,914)

Net assets available for
  benefits beginning of period              26,556         18,653          156,334        631,937       5,339,914
                                       -----------------------------------------------------------    -----------
Net assets available for
  benefits end of period               $       -        $     -         $      -        $     -       $       -
                                       ===========================================================    ===========


                              SUPPLEMENTAL DATA

                        American Ecology Corporation
                                EIN: 95-3889638
                 Item 27d - Schedule of Reportable Transactions
                                Retirement Plan
                                   Plan #034
            For the period January 1, 1996 through December 12, 1996

                                                                                                          Current Value
                                                                                                            of asset
                                                                     Purchase      Selling      Cost of    at date of      Net
Identity of Party Involved                   Description              price         price        asset     transaction  gain (loss)
---------------------------------        ------------------------   ----------    ---------    ----------  -----------  -----------
Category (i):  A single transaction in excess of 5% of plan assets

Fidelity Institutional Retirement
     Services Company                    Fidelity Advisors Growth   $      --     $1,222,848   $1,047,058   $1,222,848   $ 175,790


Alex Brown &  Sons                       Alex Brown Prime                  --      4,019,258    4,019,258    4,019,258         --
                                                                     1,112,578           --     1,112,578    1,112,578         --
                                                                     2,564,122           --     2,564,122    2,564,122         --

Fidelity Institutional Retirement
     Services Company                    Fidelity OTC                      --        738,684      659,265      738,684      79,419


Phoenix Equity Planning
     Corporation                         Phoenix Series Balanced           --        853,269      792,221      853,269      61,048


Scudder                                  Scudder                           --        373,894      379,898      373,894      (6,004)


Templeton Funds, Inc.                    Templeton Foreign Fund            --        488,005      444,017      488,005      43,988


                        American Ecology Corporation
                                EIN: 95-3889638
                 Item 27d - Schedule of Reportable Transactions
                                Retirement Plan
                                   Plan #034
            For the period January 1, 1996 through December 12, 1996

                                                                                                       Current Value
                                                                                                          of asset
                                                                  Purchase      Selling      Cost of    at date of      Net
Identity of Party Involved               Description               price         price        asset     transaction  gain (loss)
---------------------------------     ------------------------   ----------    ---------    ----------  -----------  -----------
Category (iii):  A series of transactions in excess of 5% of plan assets

Fidelity Institutional Retirement
     Services Company                 Fidelity Advisors Growth         --      1,613,140    1,404,305    1,613,140     208,835



Alex Brown &  Sons                    Alex Brown Prime           3,826,757           --     3,826,757    3,826,757         --
                                                                       --      4,191,931    4,191,931    4,191,931         --

Fidelity Institutional Retirement
     Services Company                 Fidelity OTC                     --        944,927      842,439      944,927     102,488


Phoenix Equity Planning
     Corporation                      Phoenix Series Balanced          --      1,122,294    1,059,464    1,122,294      62,830


Scudder                               Scudder                          --        502,832      512,046      502,832      (9,214)


Templeton Funds, Inc.                 Templeton Foreign Fund           --        661,394      604,714      661,394      56,680


A reportable transaction represents a transaction, or series of transactions in the same security involving an aggregate amount in excess of 5% of the Plan assets as of January 1, 1996.

There were no category (ii) or (iv) reportable tranactions during 1996.